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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
              [_] Form 10-Q  [_] Form N-SAR [_] Form N-CSR
For Period Ended:  July 2, 2005

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                         Commission File Number 0-17038


                  Full name of registrant: CONCORD CAMERA CORP.
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                           Former name if applicable:

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           Address of principal executive office (street and number):

                4000 Hollywood Boulevard, 6th Floor, North Tower
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                            City, state and zip code:

                            Hollywood, Florida 33021
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Concord Camera Corp. (the "Company") is currently in the process of completing its financial statements and its assessment of internal control over financial reporting as of the fiscal year ended July 2, 2005 ("Fiscal Year 2005"), as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"). BDO Seidman, LLP ("BDO") is currently in the process of completing its first integrated audit of the Company, having been engaged by the Audit Committee of the Company's Board of Directors as the Company's independent registered public accounting firm on June 16, 2005. The integrated audit is comprised of the audit of the Company's consolidated financial statements for Fiscal Year 2005 and the audit of the Company's assessment of internal control over financial reporting in accordance with the Sarbanes-Oxley Act and the rules of the Public Company Accounting Oversight Board.

         Due to the nature of the integrated audit and the complexity of the new requirements under the Sarbanes-Oxley Act, the Company requires additional time to complete its financial statements and its assessment of internal control over financial reporting and BDO requires additional time to complete its audit and its assessment of internal control over financial reporting. The Company has dedicated significant resources to the completion of the audit and the assessment of the effectiveness of the Company's internal control over financial reporting. As a result of these delays, the Company is unable to complete and file its Fiscal Year 2005 Annual Report on Form 10-K (the "Form 10-K") by the prescribed filing date without unreasonable effort or expense. The Form 10-K, which was due to be filed on September 15, 2005, is expected to be filed on or before September 30, 2005.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Alan Schutzman                       (954) 331-4285
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               (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that net sales for the fiscal year ended July 2, 2005 ("Fiscal Year 2005") will be significantly lower than net sales for the fiscal year ended July 3, 2004 ("Fiscal Year 2004") and that the net loss for Fiscal Year 2005 will be significantly higher than the net loss for Fiscal Year 2004, principally as a result of several of the factors impacting operating results for the nine months ended April 2, 2005 described in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005. As a consequence of the delays referred to above, the Company is not yet able to provide a reasonable estimate of its Fiscal Year 2005 operating results.

         Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant's expectations as to the filing date of its Form 10-K, may be deemed forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant's review of its accounting matters, the potential delisting of the registrant's common stock from NASDAQ/NMS, the ability of the registrant to file its periodic reports on a timely basis, the impact on the registrant's business and the risks detailed from time to time in the registrant's periodic reports filed with the SEC, including its Annual Report on Form 10-K for Fiscal Year 2004 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended October 1, 2004, January 1, 2005 and April 2, 2005. The registrant disclaims any intent or obligation to update or revise any forward looking statements.


                              CONCORD CAMERA CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 15, 2005           By:  /s/  Alan Schutzman
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                                         Alan Schutzman
                                         Senior Vice President, General Counsel
                                            and Secretary